March 30, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Anne McConnell
Kevin Stertzel

Re:	AMMO, INC.

Form 10-Q for the period ended December 31, 2022

Filed February 14, 2023

Form 8-K

Filed February 14, 2023

File No. 001-13101

Response Dated March 3, 2023

Ladies and Gentlemen:

Reference is made to the comment letter (the “Comment Letter”), dated March 17, 2023, from the staff of the Securities and Exchange Commission regarding the above captioned filings of AMMO, Inc. (the “Company”).

Pursuant to our counsel’s discussion with Mr. Stertzel on March 28, 2023, to allow the Company to properly gather information and prepare the responses to the Comment Letter, the Company respectfully requests an extension to respond to the Comment Letter by no later than April 14, 2023.

Please direct any comments or questions to me at (480) 947-0001.

Very truly yours,

AMMO, Inc.

/s/ Robert D. Wiley
Robert D. Wiley
Chief Financial Officer